Mail Stop 3561

December 18, 2009

Frederick W. McTaggart
Chief Executive Officer and President
Consolidated Water Co. Ltd.
Regatta Office Park
Windward Three, 4th Floor, West Bay Road
P.O. Box 1114
Grand Cayman, KY1-1102, Cayman Islands

> **Re:** **Consolidated Water Co. Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 17, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 9, 2009**
> **File No. 000-25248**

Dear Mr. McTaggart:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 1

Overview, page 1

1.   In the table under this heading and in a similar table under the heading
        "Overview" on page 31, you list the aggregate production capacities of your
        plants by location. It appears that the aggregate capacity listed in these tables for
        The Bahamas of 10.4 gallons per day is greater than the sum of the plant
        capacities itemized under the heading "Item 2. Properties" beginning on page 24.
        Please revise or tell us why it is not appropriate to do so.

Our Company, page 2

2.   Due to the size of your print, your organizational chart under this heading is
        difficult to read. While retaining your disclosure, please provide it in a more
        readable format. Refer to Exchange Act Rule 12b-12.

Retail Water Operations, page 3

3.   We note your disclosure under this heading and elsewhere in your Form 10-K that
        your license with the Cayman Islands government under The Water Production
        and Supply Law of 1979 expires in July 2010. We further note your disclosure
        that "[u]nless [you] are in default under the terms of the license, and upon the
        expiration of the license, the government may not grant a license to any other
        party without first offering the license to [you] on terms that are no less favorable
        than those which the government offers a third party." In future filings, please
        disclose whether any default exists under this or other contractual arrangements if
        such default would be material to an understanding of your business.

Item 6. Selected Financial Data, page 31

4.   Revise to indicate in a footnote those fiscal years where revenues have been
        increased to reflect certain amounts charged to your customers for increases in
        energy costs similar to your disclosure in footnote (1) on page 35 for quarterly
        financial information. Refer to the second paragraph of Instruction 2 to Item 301
        of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and …, page 31

Critical Accounting Estimates, page 33

5.   We note from your accounting policy on revenue recognition that you estimate
        the amount of water delivered to customers but not billed when readings are not
        performed at year end. Tell us the significance of this estimate to the extent that
        the readings were not performed at year end. If material, we believe you should
        include a comprehensive discussion regarding the estimates you make for each
        reporting period that significantly affects the revenue amounts. Your discussion
        should provide management insights into the variability of the estimates for all
        periods presented and the basis behind the estimates. See SEC Release No. 33-
        8350 and also SEC Release No. 34-48960.

Consolidated Financial Statements – Consolidated Water Co. Ltd.

Consolidated Balance Sheets, page 51

6.   We note your presentation of line item "Minority interests in subsidiary" within
        liabilities and line item "Non-controlling interests within Equity." In this regard,
        explain to us and disclose the nature of "Minority interests in subsidiary" as
        compared "Non-controlling interests."

Consolidated Statements of Cash Flows, page 54

7.   Explain to us the nature of your adding back of line item Minority interest
        (recovery) in reconciling net income to cash flows provided by operating
        activities.

Notes to Consolidated Financial Statements

Note 2. Accounting Policies

Reclassifications, page 58

8.   We note your reclassification of adjustments to energy costs incurred to produce
        water from cost of revenues to revenues during the fourth quarter of 2008
        including all prior reporting periods. Please explain to us in more detail your
        GAAP basis behind your reclassification in your situation. Cite your relevant
        accounting literature to support your accounting. If you determined that the
        classification of these adjustments within revenues is appropriate, explain to us
        why the retroactive reclassification was not considered the correction of an

accounting error. In addition, advise us your consideration of the similar reclassifications of energy costs for OC-BVI during 2008 as disclosed on page 83.

Note 3. Cash and Cash Equivalents, page 59

9.   Clarify your disclosure and advise us the nature of "Call Deposit" and the basis of including this item as part of your cash and cash equivalents.

Note 4. Accounts Receivable, page 59

10.   We note from your MD&A discussion on page 37 that the accounts receivable amount of $8 million was due from WSC, a governmental entity. We also note that you expect full collection even though the entity was slow paying. In that regard, tell us in more detail the aging of these receivables and advise us how you assess collectability of the related receivable amounts when determining that no provision is necessary.

Note 8. Investment in and loan to OC-BVI, page 61

11.   We note your disclosure that "[t]he Company owns 50% of the outstanding voting common shares and a 43% equity interest in the profits of the Ocean Conversion (BVI) Ltd. ("OC-BVI") … Pursuant to a management service agreement, OC-BVI pays the Company monthly fees for certain engineering and administrative services." In this regard, advise us how you consider paragraph 5 of FIN 46R in determining whether OC-BVI is a variable interest entity. If so, advise us how you consider paragraphs 14 and 15 in determining whether you are not the primary beneficiary in consolidating OC-BVI. If you are not, please explain to us why.

Note 11. Goodwill, page 65

12.   Disclose your goodwill balance by reportable segments for all periods presented. Refer to paragraphs 34 and 45(e)(8) of SFAS 142.

Consolidated Financial Statements – Ocean Conversion (BVI) Ltd.

Notes to Consolidated Financial Statements

Note 2. Accounting Policies, page 82

13.   Tell us and disclose a comprehensive revenue recognition policy for water sales. We also note your change of revenue recognition policy for your water sales to BVI government from accrual method to cash basis method due to the disputes

and that you recorded the billings as deferred revenues. In order for us to better understand your accounting, please explain to us how you recorded the water sales to the BVI government and include in your response the journal entries you used in recording these transactions. In addition, tell us and disclose how you account for the costs related to the water sales to the BVI government. We may have further comment.

Item 9A. Controls and Procedures, page 89

14. We note your disclosure under the heading "Disclosure Controls and Procedures" on page 89 that "management recognizes that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving their objectives …" as well as your disclosure under the heading "Management's Report on Internal Control Over Financial Reporting" on page 89 that "[i]nternal control over financial reporting is a process designed … to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles." In future filings, revise to clarify, if true, that your officers concluded that your disclosure controls and procedures and your internal control over financial reporting were effective at the reasonable assurance level.

15. We note that management expressed their belief as to the effectiveness of your internal control over financial reporting. Please confirm, if true, that management concluded that your internal control over financial reporting is effective. Please also confirm that you will, in future filings, refrain from characterizing this conclusion as management's belief.

Item 11. Executive Compensation, page 97

Compensation Discussion and Analysis, page 97

General

16. We note your disclosure under the heading "Employment Agreements" on page 105. Please discuss each of the employment agreement amendments that were entered into in January 2008 as well as the amendment to Mr. McTaggart's employment agreement entered into in September 2007, including that factors the committee considered in determining each of the material terms contained in the agreement, including salary, bonus and payments upon change of control. Refer to Instruction 2 to Item 402(b) of Regulation S-K.

Compensation Philosophy and Objectives, page 97

17.   You disclose that the "Committee evaluates both performance and compensation
        to ensure that [you] maintain [your] ability to attract and retain highly skilled and
        motivated employees in key positions and that compensation provided to key
        employees remains competitive relative to the compensation paid to similarly
        situated executives of companies listed on the major United States stock
        exchanges with market capitalizations between $250 million and $450 million
        ([your] "Peer Companies")." Please specify how each component of
        compensation relates to the data you analyzed from the peer companies and
        include a specific discussion of where you target each element of compensation
        against the peer companies and where actual payments fall within targeted
        parameters. Refer to Item 402(b)(2)(xiv) of Regulation S-K. Please also identify
        the peer companies used.

Setting Executive Compensation, 97

18.   Please refer to our prior comment. It is unclear how the peer company
        information was used to set the base salaries in the employment agreements of
        your named executive officers. Please disclose the peer company benchmark from
        which the 20-25% upward adjustments were made.

Incentive-Based Compensation, page 99

19.   You state that a significant amount of total compensation for which your named
        executive officers are entitled is comprised of annual bonus. To the extent that
        there are quantitative limits on these amounts pursuant to employment
        agreements, please disclose these percentages. For example, it appears that Mr.
        McTaggart's annual bonus amount cannot exceed 100% of his remuneration
        payable under his employment agreement.

20.   You disclose in the second paragraph under this heading a variety of factors the
        Board considered in determining the 2008 annual bonus for your chief executive
        officer. Disclose specifically how the Board takes each of these factors into
        account in setting the actual incentive compensation level for Mr. McTaggart.

21.   With respect to the annual incentive compensation of your other named executive
        officers, please disclose the performance goals, including, with respect to your
        chief financial officer, the "various financial initiatives and financial reporting
        process" objectives. Consistent with our prior comment, please also disclose
        specifically how the Board, the committee or the chief executive officer takes
        each of these factors and any others into account in setting the actual incentive
        compensation levels for your named executive officers other than Mr. McTaggart.

22.   With respect to equity incentives, you disclose that "in determining the number of options to be granted to [your] Chief Financial Officer and Vice Presidents in 2008, [you] took into account competitive market data, the individual's position, scope of responsibility, ability to affect profits and shareholder value, the individual's historic and recent performance and the value of stock options in relation to other elements of total compensation." Disclose specifically how you take each of these factors and any others into account in setting the actual equity incentive compensation levels for your chief financial officer and vice presidents.

Summary Compensation Table, page 104

23.   In the last paragraph under the heading "Employment Agreements—Frederick W. McTaggart—President and Chief Executive Officer" on page 105, you disclose that the annual bonus, if any, will be paid 75% in cash and 25% in the company's common shares. Please footnote your summary compensation table to include the number of shares issued pursuant to this provision of Mr. McTaggart's employment agreement. To the extent necessary, please also provide appropriate disclosure about equity-based compensation received instead of bonus in the grants of plan-based awards table, the outstanding equity awards at fiscal year end table and the option exercises and stock vested table.

24.   In the column related to stock awards, please disclose the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation (FAS 123R). Refer to Item 402(c)(v) of Regulation S-K.

Grants of Plan-Based Awards, page 108

25.   In this table, it appears that you have provided the grant date fair values on a per option basis. In future filings, please revise to instead include the aggregate grant date fair value of the award. Refer to Item 402(d)(2)(viii) of Regulation S-K.

Potential Payments Upon Termination or Change of Control, page 109

26.   While the Commission has not mandated tabular disclosure of potential post-employment payments, we encourage you to present this information in a tabular format so that investors may assess clearly the amount of compensation to be received under the various scenarios that would lead to a named executive officer's termination or change in control of the company. Refer to Section VI of Securities Act Release 33-8732A.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Notes to Condensed Consolidated Financial Statements

Note 6. Investment in and loan to affiliate, page 11

27.   We note the disclosure of the $160,000 impairment charge for your investment in OC-BVI for the quarterly period ended September 30, 2009. We also note the charge represented the amount that the OC-BVI equity investment carrying amount exceeds that of its estimated fair value as of September 30, 2009. Your calculation of the estimated fair value was based on the expected cash flows associated with the possible outcomes of the Baughers Bay dispute and the negotiations for a definitive contract on the new Bar Bay plant being constructed by you. In this regard, please provide us a summary of your calculation and the major assumptions used with respect to the possible outcome of the Baughers Bay dispute as well as the possible outcomes resulting from your negotiation of a definite contract on the new Bar Bay plant. We may have further comment.

* * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director